

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 4, 2009

Mr. Gregory B. Maffei
Chief Executive Officer
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

      Re: **Form 10-K for the Fiscal Year ended December 31, 2008**
              Filed on February 27, 2009, amended on April 29, 2009
              File No. 1-33982

              Supplemental Response provided on April 24, 2009

Dear Mr. Maffei:

      We have reviewed your supplemental response, and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

1. We note your response to comment 4. We note in your proposed disclosures that the cash flow projections used in your analysis during 2009 through 2014 are lower than the growth rates used in your 2007 cash flow projections, and are considered by management to be appropriate and reflect the current state of the domestic and world wide economics. In this regard:

   - Provide a discussion of your historical growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flows projections.

- Disclose the annual growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

- In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Paul Monsour, Accountant, at (202) 551-3360 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3257 with any other questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief

cc: via facsimile

Renee L. Wilm, Esq.
212-259-2503